UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                               SCHEDULE 13G/A


                 Under the Securities Exchange Act of 1934

                            (Amendment No. 3)*


                        FIRST KEYSTONE CORPORATION
                             (Name of Issuer)


                  COMMON STOCK, PAR VALUE $2.00 PER SHARE
                      (Title of Class of Securities)


                                 320654205
                              (CUSIP Number)

Check if a fee is being paid with this statement.     (A fee is
not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 5 pages

CUSIP NO. 320654205            13G            Page 2 of 5 Pages


1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The First National Bank of Berwick
     Trust Department
     24-0525403


2.   CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP

     (a)
     (b) X


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA


5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER

     79,853


6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER

     12,435


7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER

     79,853

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER

     12,435


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     92,288


10.  CHECK IF THE AGGREGATE AMOUNT IN NUMBER 9 EXCLUDES CERTAIN
     SHARES

     Yes    No  X


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN NUMBER 9

     10.38%


12.  TYPE OF REPORTING PERSON

     BK


                             Page 2 of 5 pages

                    THE FIRST NATIONAL BANK OF BERWICK

                             TRUST DEPARTMENT

                               SCHEDULE 13G


ITEM 1.

          (a)  First Keystone Corporation
          (b)  111 West Front Street, Berwick, Pennsylvania 18603


ITEM 2.

          (a)  The First National Bank of Berwick - Trust
               Department, a wholly-owned subsidiary of the
               issuer
          (b)  111 West Front Street, Berwick, Pennsylvania 18603
          (c)  national banking association organized under the
               laws of the United States of America
          (d)  common stock, par value $2.00 per share
          (e)  320654205


ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
          OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a)      Broker or Dealer registered under Section 15
                   of the Act
          (b)  X   Bank as defined in section 3(a)(6) of the Act
          (c)      Insurance Company as defined in section
                   3(a)(19) of the Act
          (d)      Investment Company registered under section 8
                   of the Investment Company Act
          (e)      Investment Advisor registered under section
                   203 of the Investment Advisors Act of 1940
          (f)      Employee Benefit Plan, Pension Fund which is
                   subject to the provisions of the Employee
                   Retirement Income Security Act of 1974 or
                   Endowment Fund; see paragraph
                   240.13d-1(b)(1)(ii)(F)
          (g)      parent Holding Company, in accordance with
                   paragraph 240.13d-1(b)(ii)(G)
          (h)      Group, in accordance with paragraph
                   240.13d-1(b)(1)(ii)(H)


                             Page 3 of 5 pages

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ITEM 4.   OWNERSHIP

          If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount Beneficially Owned: 92,288 shares held in
               a fiduciary capacity
          (b)  Percent of Class:  10.38%
          (c)  Number of shares as to which such person has:
               (i)    sole power to vote or to direct the vote:
                      79,853
               (ii)   shared power to vote or to direct the vote:
                      12,435
               (iii)  sole power to dispose or to direct the
                      disposition of: 79,853
               (iv) shared power to dispose or to direct the disposition of: 12,435


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Is this statement being filed to report the fact that
as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities?    Yes      No  X


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON

          Not applicable.


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE
          PARENT HOLDING COMPANY

          Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.


                             Page 4 of 5 pages

ITEM 10.  CERTIFICATION

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 10, 1997



                                /s/ LESLIE W. BODLE
                                Leslie W. Bodle
                                Vice President and Trust Officer




                             Page 5 of 5 pages